UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

Terex Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

880779103
(CUSIP Number)

Richard T. McGuire III Marcato Capital Management LP Four Embarcadero Center, Suite 2100 San Francisco, CA 94111 Telephone Number (415) 796-6350
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 30, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 880779103	SCHEDULE 13D	Page 2 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Marcato Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,517,382
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,517,382
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,517,382
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 880779103	SCHEDULE 13D	Page 3 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Richard T. McGuire III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,517,382
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,517,382
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,517,382
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 880779103	SCHEDULE 13D	Page 4 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Marcato, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 880779103	SCHEDULE 13D	Page 5 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Marcato II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 880779103	SCHEDULE 13D	Page 6 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Marcato International Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,517,382
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,517,382
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,517,382
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 880779103	SCHEDULE 13D	Page 7 of 10

Item 1.	Security and Issuer.

This Amendment No. 1 to the Schedule 13D (as so amended, the "Statement") is being filed by the undersigned to amend the Statement as originally filed with the Securities and Exchange Commission (the "SEC") on July 28, 2016. This Statement relates to the Common Stock, par value $0.01 per share (the "Shares"), of Terex Corporation, a Delaware corporation (the "Issuer"), and is being filed to amend the Statement as set forth below. Capitalized terms used and not defined in this Amendment No. 1 shall have the meanings ascribed to them in the Statement. The principal executive offices of the Issuer are located at 200 Nyala Farm Road, Westport, CT 06880.

This Amendment No. 1 is being filed to update the beneficial ownership information in the Schedule 13D following an internal restructuring resulting in the transfer of the direct ownership of the Shares reported herein (the “Restructuring”).  In connection with the Restructuring, (i) on December 30, 2016, (a) Marcato II, L.P. contributed all of its 152,563 Shares to Marcato, L.P., (b) Marcato, L.P. issued limited partner interests in exchange for such Shares and (c) Marcato II, L.P. distributed such interests to its limited partners in-kind and such limited partners became limited partners of Marcato, L.P. and (ii) on January 3, 2017, Marcato, L.P. contributed all of its 1,644,075 Shares (which Shares include all 152,563 Shares previously held by Marcato II, L.P.) to Marcato International Master Fund, Ltd., in exchange for shares of Marcato International Master Fund, Ltd.  As a result of the Restructuring, Marcato, L.P. and Marcato II, L.P. have ceased to beneficially own any Shares.  The Restructuring did not constitute a change in the number of Shares beneficially owned by either Marcato or Mr. McGuire.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 2.	Identity and Background.

(a), (f)     This Schedule 13D is being filed by Marcato Capital Management LP, a Delaware limited partnership (“Marcato”), Richard T. McGuire III, a United States citizen, Marcato, L.P., a Delaware limited partnership, Marcato II, L.P., a Delaware limited partnership, and Marcato International Master Fund, Ltd., a Cayman Islands exempted company. Mr. McGuire is the managing partner of Marcato, the investment manager of Marcato, L.P., Marcato II, L.P. and Marcato International Master Fund, Ltd. Marcato, Mr. McGuire, Marcato, L.P., Marcato II, L.P. and Marcato International Master Fund, Ltd. are each a “Reporting Person” and are collectively referred to herein as the “Reporting Persons”.

(b)           The principal business address for each of the Reporting Persons is c/o Marcato Capital Management LP, Four Embarcadero Center, Suite 2100, San Francisco, CA 94111.

(c)            Mr. McGuire is the managing partner of Marcato, an entity that serves as investment adviser of Marcato, L.P., Marcato II, L.P. and Marcato International Master Fund, Ltd.

(d)            Mr. McGuire has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 880779103	SCHEDULE 13D	Page 8 of 10

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplementally amended as follows:
The information contained in the explanatory note to this Amendment No. 1 is incorporated herein by reference.

Item 4.	Purpose of Transaction.

Item 4 is hereby supplementally amended as follows:
The information contained in the explanatory note to this Amendment No. 1 is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

The responses to Item 4 of this Schedule 13D are incorporated herein by reference.

(a)            As of the date hereof, (i) Marcato, Mr. McGuire and Marcato International Master Fund, Ltd. may each be deemed to be the beneficial owners of 5,517,382 Shares (the “Marcato Shares”), constituting approximately 5.2% of the Shares, based upon 105,900,000 Shares outstanding as of October 28, 2016, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended November 1, 2016, and (ii) neither Marcato, L.P. nor Marcato II, L.P. may be deemed to be the beneficial owner of any Shares.
(b)           Neither Marcato, L.P. nor Marcato II, L.P. may be deemed to have the shared power to vote or direct the vote (or the shared power to dispose or direct the disposition) of any Shares.  Marcato International Master Fund, Ltd. may be deemed to have the shared power to vote or direct the vote (and the shared power to dispose or direct the disposition) of 5,517,382 Shares.  Marcato, as the investment manager of Marcato International Master Fund, Ltd., may be deemed to have the shared power to vote or direct the vote (and the shared power to dispose or direct the disposition) of the Marcato Shares.  By virtue of Mr. McGuire's position as the managing partner of Marcato, Mr. McGuire may be deemed to have the shared power to vote or direct the vote (and the shared power to dispose or direct the disposition) of the Marcato Shares and, therefore, Mr. McGuire may be deemed to be the beneficial owner of the Marcato Shares. The number of Shares set forth above includes options, which give the Reporting Persons the right to acquire beneficial ownership of Shares.

(c)           The information contained in the explanatory note to this Amendment No. 1 is incorporated herein by reference.

(d)           The limited partners of (or investors in) Marcato International Master Fund, Ltd., or its subsidiaries or affiliated entities, for which Marcato or its affiliates acts as general partner and/or investment manager, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

(e)           As a result of the transactions described herein, Marcato, L.P. and Marcato II, L.P. have ceased to beneficially own any of the Issuer’s outstanding Shares.

CUSIP No. 880779103	SCHEDULE 13D	Page 9 of 10

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby supplementally amended as follows:
The information contained in the explanatory note to this Amendment No. 1 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:  Joint Filing Agreement (previously filed).

CUSIP No. 880779103	SCHEDULE 13D	Page 10 of 10

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 3, 2017

Marcato Capital Management LP*
By: Marcato Holdings LLC, its General Partner

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Authorized Person

/s/ Richard T. McGuire III*
Richard T. McGuire III

Marcato, L.P.

By:	MCM General Partner LLC, its General Partner

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Authorized Person

Marcato II, L.P.

By:	MCM General Partner LLC, its General Partner

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Authorized Person

Marcato International Master Fund, Ltd.

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Director

*
This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.